      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 1995
                                                     REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               PRICE/COSTCO, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                    999 Lake Drive                   33-0572969
   (State of incorporation)      Issaquah, Washington 98027          (I.R.S. Employer
                                       (206) 313-8100             Identification Number)

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               DONALD E. BURDICK
                                 Vice President
                               Price/Costco, Inc.
                                 999 Lake Drive
                           Issaquah, Washington 98027
                                 (206) 313-8100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   Copies to:

               DAVID R. WILSON                               NICK P. SAGGESE
          Foster Pepper & Shefelman                Skadden, Arps, Slate, Meagher & Flom
        1111 Third Avenue, Suite 3400               300 South Grand Avenue, Suite 3400
          Seattle, Washington 98101                   Los Angeles, California 90071

                            ------------------------

          Approximate date of commencement of proposed sale to public:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------------------
                                                    PROPOSED         PROPOSED
                                                    MAXIMUM          MAXIMUM
TITLE OF EACH CLASS                 AMOUNT          OFFERING        AGGREGATE        AMOUNT OF
OF SECURITIES TO                    TO BE          PRICE PER         OFFERING       REGISTRATION
BE REGISTERED                     REGISTERED          UNIT            PRICE             FEE
- --------------------------------------------------------------------------------------------------
  % Senior Notes Due 2005.....   $300,000,000         100%         $300,000,000       $103,448
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 17, 1995

PROSPECTUS
MAY             , 1995

                                  $300,000,000

                              [PRICE/COSTCO LOGO]

                              % SENIOR NOTES DUE 2005

     Interest on the Notes is payable June 15 and December 15 of each year, commencing December 15, 1995. The Notes are not redeemable at any time prior to maturity. The Notes are unsecured obligations of the Company and will rank equally with all unsecured and unsubordinated indebtedness of the Company.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

                                                PRICE          UNDERWRITING        PROCEEDS
                                               TO THE          DISCOUNTS AND        TO THE
                                              PUBLIC(1)       COMMISSIONS(2)    COMPANY(1)(3)
- -----------------------------------------------------------------------------------------------
Per Note.................................          %                 %                %
Total....................................          $                 $                $

- --------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting estimated expenses of $300,000 payable by the Company.

     The Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to various prior conditions, including the right to reject any order in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or
about June   , 1995.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION

                            J.P. MORGAN SECURITIES INC.

                                                             BA SECURITIES, INC.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    3
The Company...........................    4
The Offering..........................    4
Selected Financial and Operating
  Data................................    5
Recent Developments...................    7

                                        PAGE
                                        ----
Use of Proceeds.......................    7
Capitalization........................    7
Description of the Notes..............    8
Legal Matters.........................   12
Experts...............................   12
Underwriting..........................   13

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                             AVAILABLE INFORMATION

     Price/Costco, Inc. (the "Company" or "PriceCostco") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. This Prospectus does not contain all information set forth in the Registration Statement and the exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended August 28, 1994, the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended November 20, 1994 and February 12, 1995, and the Company's Current Report on Form 8-K dated December 21, 1994, filed by the Company with the Commission, are hereby incorporated in this Prospectus by reference.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering of the Notes hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

     The Company hereby undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of the Indenture (as hereinafter defined) or any document incorporated herein by reference (other than exhibits to such documents). Requests should be directed to Donald E. Burdick, Vice President, Price/Costco, Inc., 999 Lake Drive, Issaquah, Washington 98027, telephone number (206) 313-8100.

                            ------------------------

     The Company will furnish each holder of the Notes annual reports containing audited financial statements, quarterly reports containing unaudited financial information and such other reports as may be required by applicable law.

                                  THE COMPANY

     PriceCostco operates, principally through subsidiaries, a chain of cash and carry membership warehouses under the names "Price Club" and "Costco Wholesale". The Company's business is based on the concept that offering members very low prices on a limited selection of nationally branded and selected private label products in a wide range of merchandise categories will produce rapid inventory turnover and high sales volumes. This rapid inventory turnover, when combined with operating efficiencies achieved by volume purchasing, efficient distribution and reduced handling of merchandise in no-frills, self-service warehouse facilities, enables the Company to operate profitably at significantly lower gross margins than traditional wholesalers, discount retailers and supermarkets.

     The Company buys virtually all of its merchandise directly from manufacturers for shipment either directly to the Company's selling warehouses or to a consolidation point where various shipments are combined so as to minimize freight and handling costs. As a result, the Company eliminates many of the costs associated with multiple step distribution channels, which include purchasing from distributors as opposed to manufacturers, use of central receiving, storing and distributing warehouses and storage of merchandise in locations off the sales floor. By providing this more cost effective means of distributing goods, the Company meets the needs of business customers who otherwise would pay a premium for small purchases and for the distribution services of traditional wholesalers, and who cannot otherwise obtain the full range of their product requirements from any single source. In addition, these business members will often combine personal shopping with their business purchases. The Company's merchandise selection is designed to appeal to both the business and consumer requirements of its members by offering a wide range of nationally branded and selected private label products, often in case, carton or multiple-pack quantities, at low prices.

     As of May 7, 1995, the Company operated 233 warehouses located in 21 states (187 locations), seven Canadian provinces (44 locations), and the United Kingdom (two locations, through a 60% owned subsidiary). In addition, the Company operated 13 warehouses in Mexico through a joint venture in which the Company has a 50% interest. A Price Club operated by Shinsegae Department Stores opened in October 1994 in Seoul, Korea under a license agreement.

     On December 21, 1994, the Company consummated a transaction in which Price Enterprises, Inc. ("Price Enterprises"), a newly formed Delaware company, was spun off from the Company and became a separate, publicly-traded company. The business and assets of Price Enterprises are comprised of PriceCostco's former non-club commercial real estate operations, together with certain other assets.

     The Company is incorporated in the State of Delaware. The Company's offices are located at 999 Lake Drive, Issaquah, Washington 98027, telephone (206) 313-8100.

                                  THE OFFERING

Securities Offered.................  $300,000,000 principal amount of      % Senior Notes due
                                     June 15, 2005 (the "Notes"), with interest payable
                                     semiannually on June 15 and December 15, commencing
                                     December 15, 1995.
Redemption.........................  The Notes will not be redeemable prior to maturity.
Ranking............................  The Notes will rank senior in priority to all subordinated indebtedness of the Company and will be
                                     pari passu with other senior unsecured indebtedness of
                                     the Company, but will be effectively subordinated to
                                     indebtedness of its subsidiaries. At May 7, 1995, the
                                     Company's subsidiaries had approximately $1.2 billion of
                                     debt outstanding, including guaranties of indebtedness
                                     of the Company. The Indenture contains limitations on
                                     the Company's and certain subsidiaries' ability to
                                     create liens securing indebtedness and to enter into
                                     certain sale-leaseback transactions.
Use of Proceeds....................  The net proceeds from the sale of the Notes will be used to repay existing indebtedness incurred under the
                                     Company's $500.0 million commercial paper program.

                     SELECTED FINANCIAL AND OPERATING DATA
         (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AND OPERATING DATA)

     The selected consolidated financial information of the Company presented in the table below for each of the five fiscal years ended August 28, 1994 and the balance sheet data as of the end of each year has been derived from audited consolidated financial statements included in the documents incorporated by reference in this Prospectus. The selected consolidated financial information of the Company presented in the table below for the 24 weeks ended February 13, 1994 and February 12, 1995 is unaudited; however, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods have been included. The results of operations for the 24 weeks ended February 12, 1995 may not be indicative of results of operations to be expected for the full year. The table should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended August 28, 1994 and the Quarterly Reports on Form 10-Q for the fiscal quarters ended November 20, 1994 and February 12, 1995 incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                                                                                            24 WEEKS ENDED
                                                                                                     ----------------------------
                                                      FISCAL YEARS(1)                                 FEBRUARY
                           ---------------------------------------------------------------------        13,        FEBRUARY 12,
                               1990           1991          1992          1993          1994            1994           1995
                           ------------   ------------   -----------   -----------   -----------     ----------   ---------------
                                                                                                             (UNAUDITED)
Income Statement Data
  Net sales...............  $9,346,099     $11,813,509   $13,820,380   $15,154,685   $16,160,911     $7,619,214     $ 8,173,878
  Gross profit(2).........     827,148      1,057,686      1,254,917     1,403,532     1,498,020        706,870         774,640
  Membership fees and
    other.................     185,144        228,742        276,998       309,129       319,732        159,575         163,367
  Operating expenses(3)...     737,137        952,259      1,156,493     1,347,832     1,457,613        674,883         719,051
  Operating income........     275,155        334,169        375,422       364,829       360,139        191,562         218,956
  Other income
    (expense)(4)..........         470          7,872         (6,567)      (28,366)      (36,584)       (17,383)        (26,242)
  Provision for merger and
    restructuring
    expenses(5)...........          --             --             --            --      (120,000)      (120,000)             --
  Income from continuing
    operations............  $  167,726     $  207,293    $   223,022   $   202,843   $   110,898     $   22,771     $   113,298
  Discontinued
    operations(6)
    Income (loss), net of
      tax.................       6,854         11,566         19,385        20,404       (40,766)         6,513              --
    Loss on disposal......          --             --             --            --      (182,500)            --         (83,363)
  Net income (loss).......  $  174,580     $  218,859    $   242,407   $   223,247   $  (112,368)    $   29,284     $    29,935
  Income (loss) per common
    and common equivalent
    share (fully diluted)
    Continuing
      operations..........  $      .79     $      .93    $       .98   $       .92   $       .51(5)  $      .10(5)   $      .52
    Discontinued
      operations
      Income (loss) net of
        tax...............         .03            .05            .08           .08          (.19)           .03              --
      Loss on disposal....          --             --             --            --          (.83)            --            (.36)
                            ----------     ----------    -----------   -----------   -----------     ----------     -----------
    Net income (loss).....  $      .82     $      .98    $      1.06   $      1.00   $      (.51)    $      .13     $       .16
                            ==========     ==========    ===========   ===========   ===========     ==========     ===========
  Ratio of earnings to
    fixed charges(7)......         8.1            8.0            6.6           5.2           3.3(9)         2.5(9)          5.8
  Pro forma ratio of
    earnings to fixed
    charges(8)............                                                                   2.7(10)                        5.1
Operating Data
  Warehouses open at end
    of period.............         119            140            170           200           221            215             231
  Comparable warehouse
    sales increase
    (decrease)(11)........           7%            10%             6%           (3)%          (3)%           (3)%             0%

                                                                                                          FEBRUARY 12, 1995
                           SEPTEMBER 2,   SEPTEMBER 1,   AUGUST 30,    AUGUST 29,    AUGUST 28,      ----------------------------
                               1990           1991          1992          1993          1994           ACTUAL     AS ADJUSTED(15)
                           ------------   ------------   -----------   -----------   -----------     ----------   ---------------
Balance Sheet Data
  Working capital
    (deficit).............  $   14,342     $  304,703    $   281,592   $   127,312   $  (113,009)    $ (128,036)    $   168,964
  Total assets............   2,029,931      2,986,094      3,576,543     3,930,799     4,235,659      4,120,788       4,120,788
  Long-term debt(12)......     199,506        500,440        813,976       812,576       795,492        794,004       1,094,004
  Stockholders'
    equity(13)............     988,458      1,429,703      1,593,943     1,796,728     1,684,960      1,410,808(14)   1,410,808

                                                        (FOOTNOTES ON NEXT PAGE)

- ---------------

 (1) The Company reports its financial position and results of operations utilizing a 52 or 53 week fiscal year which ends on the Sunday nearest August 31. All fiscal years presented were 52 weeks.

 (2) Gross profit is comprised of net sales less merchandise costs.

 (3) Operating expenses include selling, general and administrative expenses, preopening expenses and provision for estimated warehouse closing costs.

 (4) Other income (expense) includes interest expense, interest income and other income.

 (5) Includes provision for merger and restructuring expenses of $120,000 pre-tax ($80,000 or $.36 per share, after tax) related to the merger of The Price Company and Costco Wholesale Corporation in October 1993. If such provision for merger and restructuring expenses were excluded, income from continuing operations for fiscal 1994 and for the twenty-four weeks ended February 13, 1994 would have been $190,898 or $.87 per share and $102,771 or $.46 per share, respectively.

 (6) In the fourth quarter of fiscal 1994, the Company reported its non-club real estate segment as a discontinued operation. All of the assets of the non-club real estate segment along with certain other assets were included in the spin-off of Price Enterprises. In connection with the decision to discontinue the non-club real estate operations, the Company recorded primarily non-cash charges of $80,500 pre-tax ($47,500 after tax or $.22 per share) related to a change in calculating estimated losses for assets which are considered to be economically impaired and of $182,500 ($15,250 of which related to expenses of the transaction) for estimated loss on disposal of Price Enterprises. In the second quarter of fiscal 1995, an additional non-cash charge of $83,363 for the loss on disposal of Price Enterprises was recorded to reflect the consummation of the spin-off transaction. The additional charge on the spin-off of Price Enterprises reflects the difference between the $15.25 per share estimated trading price of Price Enterprises Common Stock (used to calculate the estimated loss in the fourth quarter of fiscal 1994) and the average closing sales price of Price Enterprises Common Stock during the 20-trading days commencing on the sixth trading day following the closing of the spin-off on December 20, 1995 (which was approximately $12.16 per share) multiplied by the 27 million shares which were exchanged or sold during the second quarter of fiscal 1995.

 (7) The ratio of earnings to fixed charges has been computed by dividing earnings (defined as income from continuing operations before provision for income taxes) plus fixed charges (excluding capitalized interest) by fixed charges. Fixed charges consist of interest, debt amortization expense, the estimated interest component of property rentals and capitalized interest.

 (8) The pro forma ratio of earnings to fixed charges gives effect to the issuance of the Notes and the application of the net proceeds therefrom to the repayment of existing short-term borrowings under the Company's $500,000 commercial paper program and other line of credit facilities. For purposes of this calculation, interest expense on the Notes of approximately $22,200 for fiscal 1994 and approximately $10,200 for the twenty-four weeks ended February 12, 1995 has been added to fixed charges based on an assumed 7.4% interest rate. Actual interest expense incurred under short-term borrowing facilities was approximately $2,400 for fiscal 1994 and approximately $5,000 for the twenty-four weeks ended February 12, 1995 was eliminated from fixed charges. The average short-term borrowings outstanding and average short-term interest rate was $60,513 and 4.1% in fiscal 1994 and $198,404 and 5.9% for the twenty-four weeks ended February 12, 1995. The pro forma ratio of earnings to fixed charges does not include any adjustments to reflect interest earnings on the proceeds from the Notes in excess of the Company's average short-term borrowings during fiscal 1994 or for the twenty-four weeks ended February 12, 1995. For each 0.5% change in the assumed interest rate on the Notes, the pro forma ratio of earnings to fixed charges will change by approximately 0.04 for fiscal 1994 and approximately 0.08 for the twenty-four weeks ended February 12, 1995.

 (9) If the $120,000 pre-tax provision for merger and restructuring expenses were excluded, the ratio of earnings to fixed charges for fiscal 1994 and the twenty-four weeks ended February 13, 1994 would have been 4.7 and 6.0, respectively.

(10) If the $120,000 pre-tax provision for merger and restructuring expenses were excluded, the pro forma ratio of earnings to fixed charges for fiscal 1994 would have been 3.8.

(11) Calculated based on sales from warehouses open at least one year.

(12) Long-term debt includes convertible subordinated debt and other long-term debt, net of current portion.

(13) PriceCostco did not pay any dividends on its common stock during the periods presented.

(14) In the second quarter of fiscal 1995, the Company exchanged approximately
     23.2 million shares of Price Enterprises Common Stock for an equal number of shares of PriceCostco Common Stock. This exchange transaction resulted in a $282,462 reduction of stockholders' equity related to the retirement of these shares of PriceCostco Common Stock.

(15) Adjusted to give effect to the issuance and sale of the Notes and the anticipated application of the estimated net proceeds therefrom as though they occurred on February 12, 1995.

                              RECENT DEVELOPMENTS

     For the twelve weeks ended May 7, 1995, net sales were $3.8 billion, an increase of 8 percent from $3.5 billion in the same twelve-week period of the prior fiscal year. On a comparable warehouse basis (sales from warehouses open at least one year), sales during the third quarter increased one percent over the same period in the prior year.

     For the thirty-six weeks ended May 7, 1995, net sales were $12.0 billion, an increase of 7 percent from $11.2 billion in the same thirty-six week period of the prior fiscal year. On a comparable warehouse basis, sales during this thirty-six week period increased one percent over the same period in the prior year.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes (estimated at $297.0 million after payment of underwriting discounts and commissions and expenses of the offering) will be used to repay existing indebtedness incurred under the Company's $500.0 million commercial paper program. Such indebtedness was incurred for general corporate purposes, including the funding of the Company's ongoing expansion and warehouse remodeling activities. The Company anticipates that it will borrow additional amounts under its commercial paper program for similar purposes. The amount of short-term borrowings, which fluctuates on a daily basis, averaged $368.6 million during the four weeks ended May 7, 1995 at an average interest rate (excluding amortization of deferred loan fees) of approximately 6.2%.

                                 CAPITALIZATION

     The following table sets forth the short-term borrowings and capitalization of the Company as of February 12, 1995, and adjusted to give effect to the issuance of the Notes and the anticipated application of the estimated net proceeds thereof as set forth in "Use of Proceeds" as though they occurred on February 12, 1995.

                                                                          FEBRUARY 12, 1995
                                                                      --------------------------
                                                                        ACTUAL       AS ADJUSTED
                                                                      ----------     -----------
                                                                            (IN THOUSANDS)
Short-term borrowings...............................................  $  330,333(1)   $   33,333
                                                                      ==========      ==========
Long-term debt
   % Senior Notes due 2005..........................................          --         300,000
5 3/4% Convertible Subordinated Debentures due 2002.................     300,000         300,000
6 3/4% Convertible Subordinated Debentures due 2001.................     285,079         285,079
5 1/2% Convertible Subordinated Debentures due 2012.................     179,338         179,338
Other long-term debt and capital lease obligations, net of current
  portion...........................................................      29,587          29,587
                                                                      ----------      ----------
          Total long-term debt......................................  $  794,004      $1,094,004

Stockholders' equity
  Preferred stock, 100,000,000 shares authorized; none
     outstanding....................................................          --              --
  Common stock, 900,000,000 shares authorized; 194,806,000
     outstanding....................................................       1,948           1,948
  Additional paid-in capital........................................     300,812         300,812
  Accumulated foreign currency translation adjustment...............     (65,101)        (65,101)
  Retained earnings.................................................   1,173,149       1,173,149
                                                                      ----------      ----------
  Total stockholder's equity........................................   1,410,808       1,410,808
                                                                      ----------      ----------
          Total capitalization......................................  $2,204,812      $2,504,812
                                                                      ==========      ==========

- ---------------

(1) The Company had outstanding short-term borrowings of approximately $412,000 at May 7, 1995.

                            DESCRIPTION OF THE NOTES

     The Notes are to be issued under an Indenture, to be dated as of
          , 1995 (the "Indenture"), between the Company and American Bank National Association, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms.

GENERAL

     The Notes will be senior unsecured obligations of the Company, will be limited to $300,000,000 aggregate principal amount and will mature on June 15, 2005. The Notes will bear interest at the rate per annum shown on the front
cover of this Prospectus from           , 1995 or from the most recent Interest
Payment Date to which interest has been paid or provided for, payable semiannually on June 15 and December 15 of each year, commencing on December 15, 1995, to the persons in whose names the Notes are registered at the close of business on the preceding June 1 and December 1, as the case may be. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     The Notes are obligations exclusively of the Company. Because the operations of the Company are currently conducted substantially through subsidiaries, the cash flow of the Company and the consequent ability to service its debt, including the Notes, are dependent upon the earnings of such subsidiaries and the distribution of those earnings to the Company, or upon loans or other payments of funds by such subsidiaries to the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due with respect to the Notes or to make funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and certain loans and advances to the Company by such subsidiaries may be subject to certain statutory or contractual restrictions, are contingent upon the earnings of such subsidiaries, and are subject to various business considerations.

     The Notes will be effectively subordinated to all liabilities, including trade payables and capitalized lease obligations, of the Company's subsidiaries. As of May 7, 1995, the Company's subsidiaries had approximately $1.2 billion of debt outstanding. Any right of the Company to receive assets of any such subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any liabilities of such subsidiary senior to that held by the Company.

     Principal of and interest on the Notes are payable, and the Notes may be presented for transfer and exchange, either at the office or agency of the Company maintained for such purposes in New York, New York or St. Paul, Minnesota, provided that payment of interest may, at the option of the Company, be made by check mailed to the registered address of the person entitled thereto. Initially, the office or agency in New York, New York, shall be the office of the Trustee maintained for such purpose. Notes will be issued in registered form without coupons in denominations of $1,000 and any multiple of $1,000. No service charge will be made for any transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

REDEMPTION OF NOTES

     The Notes are not subject to redemption at any time prior to maturity, whether at the option of the Company or otherwise.

CERTAIN DEFINITIONS

     "Attributable Debt" with respect to any sale leaseback transaction that is subject to the restrictions described under "Certain Covenants -- Limitation on Sale and Leaseback Transactions" below means the lesser of (i) the total net amount of rent required to be paid during the remaining base term of the related lease or until the earliest date on which the lessee may terminate such lease upon payment of a penalty or a lump-sum termination payment (in which case the total net rent shall include such penalty or termination payment), discounted at the interest rate borne by the Notes, computed semi-annually, or (ii) the sale price of the property so leased multipled by a fraction the numerator of which is the remaining base term of the related lease (expressed in months) and the denominator of which is the base term of such lease (expressed in months).

     "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves) after deducting therefrom (i) all current liabilities and (ii) all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense (to the extent included in said aggregate amount of assets) and other intangible assets, all as set forth on the most recent consolidated balance sheet of the Company and its consolidated Subsidiaries and computed in accordance with generally accepted accounting principles.

     "Principal Property" means any right, title or interest (including leasehold interests under capital leases) of the Company or any Subsidiary in, to or under real property or improvements to real property, which right, title or interest has a book value equal to or greater than 0.5% of the Consolidated Net Tangible Assets of the Company and its consolidated Subsidiaries.

     "Restricted Subsidiary" means any Subsidiary that owns or is lessee of one or more Principal Properties.

     "Secured Debt" means indebtedness for money borrowed which is secured by a Lien on property of the Company or any Restricted Subsidiary, excluding certain guarantees arising in the ordinary course of business.

CERTAIN COVENANTS

  Limitation on Liens

     The Indenture provides that, except as described below under "Exempted Indebtedness," the Company will not, nor will it permit any Restricted Subsidiary to, create, assume or suffer to exist any mortgage, security interest, pledge or lien ("Lien") of or upon any Principal Property or any shares of capital stock or evidences of indebtedness for borrowed money issued by any Restricted Subsidiary and owned by the Company or any Restricted Subsidiary, unless the Notes are directly secured equally and ratably by (or, at the option of the Company, prior to) such Lien with any and all other indebtedness or obligations thereby secured, so long as such indebtedness or obligations shall be so secured. This restriction does not apply to: (i) Liens that exist on the date of the Indenture; (ii) Liens on property or shares of capital stock or evidences of indebtedness of any corporation existing at the time such corporation becomes a Subsidiary; (iii) Liens in favor of the Company or any Subsidiary; (iv) Liens in favor of governmental bodies to secure progress, advance or other payments pursuant to contract or law or indebtedness incurred to finance all or part of construction of, or improvements to, property subject to such Liens; (v) Liens (a) on property, shares of capital stock or evidences of indebtedness for borrowed money existing at the time of acquisition thereof (including acquisition through merger or consolidation), and construction and improvement Liens that are entered into within one year from the date of such construction or improvement, provided that in the case of construction or improvement the Lien does not apply to any property theretofore owned by the Company or any Restricted Subsidiary except substantially unimproved real property on which the property so constructed or the improvement is located and (b) for the acquisition of any Principal Property which Liens are created within 180 days after the completion of such acquisition to secure or provide for the payment of the purchase price of the Principal Property acquired, provided that any such Liens do not extend to any other property of the Company or any of its Restricted Subsidiaries (whether or not such property is then owned or thereafter acquired); (vi) mechanics', landlords' and similar Liens arising in the ordinary course of business in respect of obligations not due or being contested in good faith; (vii) Liens for taxes, assessments, or governmental charges or levies that are not delinquent or are being contested in good faith; (viii) Liens arising from any legal proceedings that are being contested in good faith; (ix) any Liens that (a) are incidental to the ordinary conduct of its business or the ownership of its properties and assets, including Liens incurred in connection with workmen's compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts, (b) were not incurred in connection with the borrowing of money or the obtaining of advances or credit, and (c) do not in the aggregate materially detract from the value of the property of the Company or any Restricted Subsidiary or materially impair the use thereof in the operation of its business; (x) Liens securing industrial development, road, traffic improvement, sewer, utility, or pollution control bonds; and (xi) Liens for the sole purpose of extending, renewing or replacing in whole or in part any of the foregoing.

  Limitation on Sale and Leaseback Transactions

     The Indenture provides that, except as described below under "Exempted Indebtedness," the Company will not, nor will it permit any Restricted Subsidiary to, enter into any sale and leaseback transactions (except for transactions involving temporary leases for a term of three years or less) of any Principal Property unless either: (i) the Company or such Restricted Subsidiary would be entitled, pursuant to the covenant described under "Limitations on Liens" above, to incur a Lien on the Principal Property to be leased without equally and ratably securing the Notes or (ii) the proceeds of such sale are at least equal to the fair value of the Principal Property sold and the Company will apply an amount equal to the net proceeds of such sale to
(a) the retirement of Secured Debt of the Company or a Restricted Subsidiary or
(b) the acquisition, construction or improvement of a Principal Property, in the case of either clause (a) or (b) within 180 days of the effective date of any such sale and leaseback transaction.

  Exempted Indebtedness

     The Indenture provides that, notwithstanding the limitations on Liens and sale and leaseback transactions described above, the Company or any Restricted Subsidiary may create, assume or suffer to exist Liens or enter into sale and leaseback transactions not otherwise permitted by the Indenture provided that at the time of such event, and after giving effect thereto, the sum of outstanding indebtedness for borrowed money incurred after the date of the Indenture and secured by such Liens plus the Attributable Debt in respect of such sale and leaseback transactions entered into after the date of the Indenture does not exceed 15% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries.

  Limitation on Mergers and Consolidations

     The Indenture provides that the Company will not merge, consolidate or convey, transfer or lease its properties and assets substantially as an entirety and the Company will not permit any Person to be consolidated with or merge into the Company unless, among other things: (i) the successor Person is the Company or other corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia that expressly assumes the Company's obligations on the Notes and under the Indenture, (ii) immediately after giving effect to such transaction on a pro forma basis no Default or Event of Default shall exist or shall occur and (iii) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, any Principal Property of the Company would become subject to a Lien that would not be permitted by the Indenture, the Company or such successor Person takes such steps as are necessary effectively to directly secure the Notes equally and ratably with (or, at the option of the Company, prior to) all indebtedness secured thereby.

EVENTS OF DEFAULT

     An Event of Default is defined in the Indenture as being: default in payment of any principal on the Notes when due; default for 30 days in payment of any interest on the Notes; default for 60 days after written notice in the observance or performance of any other covenant or agreement in the Notes or the Indenture; certain events of bankruptcy, insolvency or reorganization; or default under any bond, debenture, note or other evidence of indebtedness for borrowed money of the Company or under any agreement under which such indebtedness is issued, which default shall involve the failure to pay principal of, or interest on, indebtedness for borrowed money in excess of $10,000,000 at the stated maturity thereof or shall have resulted in indebtedness for borrowed money in excess of $10,000,000 being accelerated and such acceleration has not been rescinded, stayed or annulled, such indebtedness has not been discharged, or in the case of indebtedness contested in good faith by the Company an amount sufficient to discharge such indebtedness has not been set aside, within 60 days after the Company has received notice thereof from the Trustee or from the holders of at least 25% in aggregate principal amount of the Notes.

     The holders of at least a majority in aggregate principal amount of the outstanding Notes may waive any past default and its consequences except for payment defaults or defaults in respect of provisions that cannot be modified or amended without the consent of the holders of each outstanding Note affected. If an Event of Default shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture.

     No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instigated by a holder of a Note for the enforcement of payment of the principal of or interest on such Note on or after the respective due dates expressed in such Note.

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, to modify the Indenture or the rights of the holders of the Notes, except that no such modification shall, among other things, (i) change the final maturity of any Note, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, or change the currency in which the Notes are payable, or impair or affect the right of any holder of a Note to institute suit for the payment thereof, without the consent of the holder of each Note or Notes affected thereby, or (ii) reduce the aforesaid percentage of Notes, the consent of the holders of which is required for any such modification, without the consent of the holders of all of the Notes.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented, and the Indenture shall cease to be of further effect as to all outstanding Notes except as to (i) rights of holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due from the trust assets described below;
(ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment of the Notes;
(iii) the rights, powers, trust, duties, and immunities of the Trustee, and the Company's obligations in connection therewith; and (iv) the Legal Defeasance provisions of the Indenture. The Company may cause Legal Defeasance to occur at any time. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, U.S. Legal Tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and interest on the Notes on the stated date for payment thereof, and the holders of Notes must have a valid, perfected, exclusive security interest in such trust; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by the Internal Revenue Service, a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for the Company by Foster Pepper & Shefelman, Seattle, Washington. Certain legal matters for the Underwriters will be passed upon by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California. Foster Pepper & Shefelman may rely on the opinion of Skadden Arps as to matters of New York law. Members of Foster Pepper & Shefelman own 6,667 shares of the Company's Common Stock. Skadden, Arps, Slate, Meagher & Flom has from time to time represented the Company on unrelated matters.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company for the three fiscal years ended August 28, 1994, incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. In those reports, that firm states that with respect to The Price Company for fiscal years 1993 and 1992, its opinion is based on the reports of other independent auditors, namely Ernst & Young LLP. The consolidated financial statements referred to above have been incorporated herein by reference in reliance upon the reports of said firms and upon the authority of those firms as experts in accounting and auditing.

     With respect to the unaudited financial information of the Company for the fiscal quarters ended November 20, 1994 and February 12, 1995, incorporated herein by reference, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information.

However, their separate reports thereon and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, Arthur Andersen LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of this Prospectus prepared or certified by Arthur Andersen LLP within the meaning of Sections 7 or 11 of the Securities Act.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement"), among the Company and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), J.P. Morgan Securities Inc. and BA Securities, Inc. (together, the "Underwriters"), the Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, at the public offering price set forth on the cover page of this Prospectus less the underwriting discounts and commissions, the Notes. The respective principal amounts of the Notes that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                           PRINCIPAL AMOUNT
                                UNDERWRITERS                                   OF NOTES
    ---------------------------------------------------------------------  ----------------
    Donaldson, Lufkin & Jenrette Securities Corporation..................    $
    J.P. Morgan Securities Inc...........................................
    BA Securities, Inc...................................................
                                                                             ------------
              Total......................................................    $300,000,000
                                                                             ============

     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to the approval of certain legal matters by their counsel and to certain other conditions precedent. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and certain persons controlling the Underwriters against certain liabilities and expenses, including under the Securities Act, or will contribute to payments the Underwriters are required to make in respect thereof. The nature of the Underwriters' obligations under the Underwriting Agreement is such that they are committed to purchase all of the Notes if any of the Notes are purchased by them.

     The Underwriters have advised the Company that they propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of   % of the principal amount. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of   % of the
principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and reallowance may be changed by the Underwriters.

     Each of the Underwriters has performed investment banking services, and affiliates of certain of the Underwriters have performed commercial banking services, for the Company in the past for which they received customary compensation. Hamilton E. James, a Managing Director of DLJ, is a director of the Company.

     There is currently no public market for the Notes. The Company has no present plan to list any of the Notes on a national securities exchange or to seek the admission thereof for trading in the National Association of Securities Dealers Automated Quotation System. The Underwriters have advised the Company that they currently intend to make a market in the Notes, but they are not obligated to do so and may discontinue any such market making at any time without notice. Accordingly, there can be no assurance as to the liquidity of, or that an active trading market will develop for, the Notes.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses (not including underwriting commissions and fees) of issuance and distribution of the securities are estimated to be:

        Securities and Exchange Commission Registration Fee...............  $103,448
        Accounting Fees and Expenses......................................  $ 40,000
        Attorneys' Fees and Expenses......................................  $ 40,000
        Trustee's Fees and Expenses.......................................  $  7,500
        Rating Agencies...................................................  $ 30,000
        Printing Expenses.................................................  $ 50,000
        Blue Sky Filing Fees and Expenses (including attorneys' fees).....  $ 10,000
        Miscellaneous Expenses............................................  $ 19,052
                                                                            --------
        Total.............................................................  $300,000
                                                                            ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The PriceCostco Certificate of Incorporation and the PriceCostco Bylaws provide for indemnification of present and former directors and officers of PriceCostco, The Price Company ("Price") and Costco Wholesale Corporation ("Costco") and persons serving as directors, officers, employees or agents of another corporation or entity at the request of PriceCostco, Price or Costco (each, an "Indemnified Party"), each to the fullest extent permitted by the DGCL. Section 145 of the Delaware General Corporation Law ("DGCL") allows indemnification of specified persons by Delaware corporations, and describes requirements and limitations on such powers of indemnification. PriceCostco has included in the PriceCostco Certificate of Incorporation and the PriceCostco Bylaws provisions which require PriceCostco to indemnify an Indemnified Party if the standard of conduct and other requirements set forth therein and by the DGCL are met.

     Indemnified Parties are specifically indemnified in the PriceCostco Certificate of Incorporation and the PriceCostco Bylaws (the "Indemnification Provisions") from expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding (i) by reason of the fact that he or she is or was a director or officer of PriceCostco, Price or Costco or served as a director, officer, employee or agent at the request of PriceCostco, Price or Costco or (ii) by or in right of PriceCostco, Price or Costco, provided that indemnification is permitted only with judicial approval if the Indemnified Party is adjudged to be liable to PriceCostco. Such Indemnified Party must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the subject corporation and, with respect to any criminal action or proceeding, must have had no reasonable cause to believe his or her conduct was unlawful. Any indemnification must be authorized based on a determination that the indemnification is proper as the applicable standard of conduct has been met by the Indemnified Party. Such determination will be made by a majority vote of a quorum of the Board consisting of directors not a party to the suit, action or proceeding, by a written opinion of independent legal counsel or by the stockholders. In the event that a determination is made that a director or officer is not entitled to indemnification under the Indemnification Provisions, the Indemnification Provisions provide that the Indemnified Party may seek a judicial determination of his or her rights to indemnification. The Indemnification Provisions further provide that the Indemnified Party is entitled to indemnification for and advancement of, all expenses (including attorneys' fees) incurred in any proceeding seeking to collect from PriceCostco an indemnity claim or advancement of expenses under the Indemnification Provision whether or not such Indemnified Party is successful.

     PriceCostco will pay expenses incurred by a director or officer of PriceCostco, or a former director or officer of Price or Costco, in advance of the final disposition of an action, suit or proceeding, if he or she undertakes to repay amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by PriceCostco. The Indemnification Provision is expressly not exclusive of any other rights of indemnification or advancement of expenses pursuant to the PriceCostco Bylaws or any agreement, vote of the stockholders or disinterested directors or pursuant to judicial direction.

     PriceCostco is authorized to purchase insurance on behalf of an Indemnified Party for liabilities incurred, whether or not PriceCostco would have the power or obligation to indemnify him or her pursuant to the PriceCostco Certificate of Incorporation or the DGCL. PriceCostco has obtained such insurance.

     PriceCostco has entered into indemnification agreements with all of its directors providing for the foregoing.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

          1.1    Form of Underwriting Agreement.
          4.1    Form of Note (included in Exhibit 4.2).
          4.2    Form of Indenture between Price/Costco, Inc. and American Bank National
                 Association, as Trustee.
          5.1    Opinion of Foster Pepper & Shefelman.
         12.1    Statement re computation of ratios.
         15.1    Letter of Arthur Andersen LLP regarding unaudited interim financial information (included in its consent filed as Exhibit 23.1).
         23.1    Consent of Arthur Andersen LLP.
         23.2    Consent of Foster Pepper & Shefelman (included in its opinion filed as
                 Exhibit 5.1).
         23.3    Consent of Ernst & Young LLP
         24.1    Power of Attorney (included on the signature page of this Registration
                 Statement).
         25.1    Statement of Eligibility and Qualification of Trustee on Form T-1 under the
                 Trust Indenture Act of 1939.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Issaquah, State of Washington, on the 15th day of May, 1995.

                                          PRICE/COSTCO, INC.

                                          By:   /s/  JAMES D. SINEGAL
                                              --------------------------------
                                              James D. Sinegal, President and
                                              Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose individual signature appears below hereby authorizes Jeffrey H. Brotman, James D. Sinegal, Richard A. Galanti or Donald E. Burdick, or any of them, as attorneys-in-fact with full power of substitution, to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 15, 1995.

       /s/  JEFFREY H. BROTMAN                Chairman of the Board of Directors
- ------------------------------------------
            Jeffrey H. Brotman

        /s/  JAMES D. SINEGAL                 President, Chief Executive Officer and Director
- ------------------------------------------
             James D. Sinegal

      /s/  RICHARD D. DICERCHIO               Executive Vice President -- Merchandising and
- ------------------------------------------    Director
           Richard D. DiCerchio

       /s/  RICHARD A. GALANTI                Executive Vice President, Chief Financial Officer and
- ------------------------------------------    Director (Principal Financial Officer and Principal
            Richard A. Galanti                Accounting Officer)

         /s/  DANIEL BERNARD                  Director
- ------------------------------------------
              Daniel Bernard

       /s/  HAMILTON E. JAMES                 Director
- ------------------------------------------
            Hamilton E. James

      /s/  RICHARD M. LIBENSON                Director
- ------------------------------------------
           Richard M. Libenson

       /s/  JOHN W. MEISENBACH                Director
- ------------------------------------------
            John W. Meisenbach

   /s/  FREDRICK O. PAULSELL, JR.             Director
- ------------------------------------------
        Fredrick O. Paulsell, Jr.

                               INDEX TO EXHIBITS

    EXHIBIT                                    DESCRIPTION                                 PAGE
    -------     -------------------------------------------------------------------------  ----
     1.1        Form of Underwriting Agreement...........................................
     4.1        Form of Note (included in Exhibit 4.2)...................................
     4.2        Form of Indenture between Price/Costco, Inc. and American Bank National
                Association, as Trustee..................................................
     5.1        Opinion of Foster Pepper & Shefelman.....................................
    12.1        Statement re computation of ratios.......................................
    15.1        Letter of Arthur Andersen LLP regarding unaudited interim financial information (included in its consent filed as Exhibit 23.1)..............
    23.1        Consent of Arthur Andersen LLP...........................................
    23.2        Consent of Foster Pepper & Shefelman (included in its opinion filed as
                Exhibit 5.1).............................................................
    23.3        Consent of Ernst & Young LLP.............................................
    24.1        Power of Attorney (included on the signature page of this Registration
                Statement)...............................................................
    25.1        Statement of Eligibility and Qualification of Trustee on Form T-1 under the Trust Indenture Act of 1939..........................................